FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 4, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No  ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL MASTERS UNIQUE WIRE PRODUCTION TECHNOLOGY AT ITS BELORETSK METALLURGICAL PLANT SUBSIDIARY

Beloretsk, Russia — February 4, 2008 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that its Beloretsk Metallurgical Plant subsidiary succeeded in mastering a unique technology to produce stabilized reinforcing wire for prestressed concrete structures used in the construction industry.

The equipment supplied in March 2007 by one of the leading European manufacturers, KOCH —GSG, enables Mechel, for the first time in the world, to implement mechanical descaling and surface preparing of 9-16 mm diameter high carbon wire rod in the drawing line resulting in output of 3-8 mm high-tensile wire with 1,700-2,300 MPa maximum strength at the level of approximately 20 thousand tonnes annually. The investments in the project are approximately RUR97.0 million (approximately US$3.9 million).

Wire rod mechanical descaling and surface preparation in a drawing line became widely popular in Europe and the USA to process low carbon wire rod of up to 18.0 mm diameter and high carbon wire rod of 5.5-6.5 mm diameter. At the same time, wire for prestressed concrete structures was manufactured only from wire rod subjected to sulfuric or hydrochloric acid pickling followed by phosphatation.

European firms attempted several times to implement mechanical descaling of 9-16 mm diameter high carbon wire rod. But they failed to ensure a steady wire drawing process due to increased wear of drawing dies and growing breakage during drawing and, especially, during subsequent stabilizing tempering under tension.

In the process of manufacturing the equipment and developing and mastering the technology, the specialists of KOCH, TRAXIT, and Mechel jointly solved the following problems:

– Increase of the wire rod diameter required significantly higher intensity of mechanical descaling, which, in the processes applied previously, resulted in local quenching of the wire rod surface. Development and optimization of a new high performance descaling method was necessary;

– Development of special pre-lubricating salts with high adhesion characteristics and selection of modes for applying and drying it was required, as borax base pre-lubricating salts used previously did not provide adhesion of lubricants sufficient for repeated drawing of an increased diameter wire;

– Use of a big diameter air-patented wire rod required more intensive wire rod cooling in the Stelmor line to obtain fine structure. This presupposes optimization of wire rod rolling and cooling modes of rolling mill 150.

The work resulted in obtaining a stable drawing of 5.0 mm diameter wire at reasonable drawing speed, which is matching to phosphate coated stock material. The wire was successfully processed at the stabilizing line supplied by GCR - Eurodraw.

PC wire is used in such prestressed concrete structures as railroad ties, reinforced-concrete pressure pipes, road slabs, etc. Previously, mainly tempered high tensile wire was used for that purpose in Russia and CIS. Three to four times lower relaxation (losses of wire tension force) in final products and their 10%-30% higher strength enable builders to significantly reduce consumption of reinforcing materials.

“The new technological process enables producing high quality finished products, while complying with environmental and industrial safety requirements and reducing production costs. In addition, the process enables Mechel for the first time in Russia and CIS to implement manufacturing stabilized wire from Stelmor type wire rod, ensuring high production performance. The new equipment and technologies enable Mechel to manufacture stabilized reinforcing wire conforming to principal international standards, which have better consumer properties as compared to the GOST standard requirements,” Mechel Management OOO Chief Executive Officer Vladimir Polin commented.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  February 4, 2008